Exhibit 99.1

Magna International Inc.

Second Quarter Report

2017

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2017 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2016 included in our 2016 Annual Report to Shareholders.

This MD&A contains statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at August 10, 2017.

Non-GAAP Financial Measures

This MD&A includes the use of Gross margin, Gross margin as a percentage of sales, Adjusted EBIT, Adjusted EBIT as a percentage of sales, Return on Invested Capital and Return on Equity (collectively, the “Non-GAAP Measures”), calculated as follows:

·                  Gross margin is calculated by subtracting Cost of goods sold from Sales.

·                  Gross margin as a percentage of sales is calculated as Gross margin divided by Sales.

·                  Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other expense, net, as presented on the Consolidated Statements of Income.

·                  Adjusted EBIT as a percentage of sales is calculated as Adjusted EBIT divided by Sales.

·                  Return on Invested Capital is calculated as After-tax operating profits divided by average Invested Capital for the period.

·                  After-tax operating profits is calculated as Income from operations before income taxes and Interest expense, net less income taxes calculated by applying Magna’s effective income tax rate for the period.

·                  Invested Capital is calculated as the difference between (a) Total Assets excluding Cash and cash equivalents and Deferred tax assets and (b) Current Liabilities excluding Short-term borrowings and Long-term debt due within one year.

·                  Return on Equity is calculated as Net income attributable to Magna divided by average Shareholders’ Equity for the period.

The Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Gross margin, Gross margin as a percentage of sales, Return on Invested Capital and Return on Equity facilitate a comparison of our performance with prior periods, and provide investors with a more relevant basis for comparing our results from period to period. Similarly, we believe that Adjusted EBIT and Adjusted EBIT as a percentage of sales provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss. The presentation of the Non-GAAP Measures should not be considered in isolation or as a substitute for the Company’s related financial results prepared in accordance with U.S. GAAP.

HIGHLIGHTS

·                  For the quarter ended June 30, 2017, we posted an all-time record in sales, as well as second quarter records for both net income attributable to Magna and diluted earnings per share.

·                  Total sales increased 3% to $9.68 billion in the second quarter of 2017, compared to $9.44 billion in the second quarter of 2016.

·                  Net income attributable to Magna increased slightly to $561 million in the second quarter of 2017, compared to $558 million in the second quarter of 2016.

·                  Diluted earnings per share increased 5% to $1.48, compared to $1.41 for the second quarter of 2016.

·                  We returned $484 million to shareholders, through a combination of dividends and share repurchases.

Magna International Inc. Second Quarter Report 2017    1

OVERVIEW

Our Business(1)

We are a leading global automotive supplier with 327 manufacturing operations and 100 product development, engineering and sales centres in 29 countries. We have over 161,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems, and we have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. Original equipment manufacturers’ (“OEMs”) production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to: general economic and political conditions; consumer confidence levels; interest rates; credit availability; energy and fuel prices; relative currency values; commodities prices; international conflicts; labour relations issues; regulatory requirements; trade agreements; infrastructure; legislative changes; and environmental emissions and safety standards. These factors together with other factors affecting our performance such as: operational inefficiencies; costs incurred to launch new or takeover business; price reduction pressures from our customers; warranty and recall costs; commodities and scrap prices; restructuring, downsizing and other significant non-recurring costs; and the financial condition of our supply base, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2016, and remain substantially unchanged in respect of the six months ended June 30, 2017, except the Government of Ontario (Canada) has announced plans to implement labour and employment reforms by January 1, 2018 which could impact the competitiveness of our 50 manufacturing and engineering facilities in Ontario. A material increase in our direct and/or indirect costs at our Ontario facilities could have an adverse effect on the profitability of our Ontario operations and could result in us incurring restructuring or downsizing costs.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months ended June 30,				For the six months ended June 30,
	2017	2016	Change		2017	2016	Change
1 Canadian dollar equals U.S. dollars	0.744	0.776	-	4%	0.750	0.752		—
1 euro equals U.S. dollars	1.101	1.129	-	2%	1.083	1.116	-	3%
1 British pound equals U.S. dollars	1.279	1.435	-	11%	1.259	1.433	-	12%
1 Chinese renminbi equals U.S. dollars	0.146	0.153	-	5%	0.145	0.153	-	5%
1 Brazilian real equals U.S. dollars	0.311	0.285	+	9%	0.315	0.271	+	16%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and six months ended June 30, 2017 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

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RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED JUNE 30, 2017

Sales

	For the three months ended June 30,
	2017	2016	Change

Sales
External Production
North America	$5,004	$4,902	+	2%
Europe	2,458	2,486	-	1%
Asia	580	499	+	16%
Rest of World	127	107	+	19%
Complete Vehicle Assembly	743	652	+	14%
Tooling, Engineering and Other	772	797	-	3%
Total Sales	$9,684	$9,443	+	3%

External Production Sales and Complete Vehicle Assembly Sales

The changes in external production sales and complete vehicle assembly sales are discussed in the “Segment Analysis” section below.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales decreased 3% or $25 million to $772 million for the second quarter of 2017 compared to $797 million for the second quarter of 2016.

In the second quarter of 2017, the major programs for which we recorded tooling, engineering and other sales were the:

·                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

·                  Chevrolet Silverado and GMC Sierra;

·                  Chevrolet Equinox and GMC Terrain;

·                  Porsche Panamera;

·                  BMW 4-Series;

·                  Jaguar E-Pace and I-Pace;

·                  BMW 5-Series; and

·                  Audi A8.

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In the second quarter of 2016, the major programs for which we recorded tooling, engineering and other sales were the:

·                  Chrysler Pacifica;

·                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

·                  Chevrolet Cruze;

·                  Ford Fusion;

·                  Jeep Renegade;

·                  Lincoln Continental;

·                  Chevrolet Equinox, Captivia and GMC Terrain; and

·                  Chevrolet Silverado and GMC Sierra.

The weakening of the euro, Canadian dollar and British pound each against the U.S. dollar had a net unfavourable impact of $16 million on our reported tooling, engineering and other sales while acquisitions during or subsequent to the second quarter of 2016 increased our reported tooling, engineering and other sales by $9 million.

Cost of Goods Sold and Gross Margin

	For the three months
	ended June 30,
	2017	2016	Change
Sales	$9,684	$9,443		$241

Cost of goods sold
Material	6,077	5,941		136
Direct labour	672	627		45
Overhead	1,528	1,477		51
	8,277	8,045		232
Gross margin	$1,407	$1,398		$9

Gross margin as a percentage of sales	14.5%	14.8%	-	0.3%

Cost of goods sold increased $232 million to $8.28 billion for the second quarter of 2017 compared to $8.05 billion for the second quarter of 2016 primarily as a result of:

·                  higher material, overhead and labour costs associated with the increase in sales;

·                  acquisitions subsequent to the second quarter of 2016 which increased cost of goods sold by $36 million;

·                  higher commodity costs; and

·                  higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

·                  a $163 million net decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the euro, Canadian dollar and Chinese renminbi each against the U.S. dollar;

·                  higher recoveries associated with scrap steel; and

·                  divestitures subsequent to the second quarter of 2016 which decreased cost of goods sold by $13 million.

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Gross margin increased $9 million to $1.41 billion for the second quarter of 2017 compared to $1.40 billion for the second quarter of 2016 while gross margin as a percentage of sales decreased to 14.5% for the second quarter of 2017 compared to 14.8% for the second quarter of 2016. The decrease in gross margin as a percentage of sales was primarily due to:

·                  reduced margins on our complete vehicle assembly sales primarily due to:

·                  launch costs relating to the BMW 5-Series; and

·                  lower margins earned on programs during the second quarter of 2017 compared to programs during the second quarter of 2016;

·                  higher commodity costs;

·                  higher pre-operating costs incurred at new facilities; and

·                  operational inefficiencies incurred at a body and chassis facility in Europe.

These factors were partially offset by:

·                  higher recoveries associated with scrap steel;

·                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements; and

·                  a decrease in tooling sales as a proportion of total sales, which have a higher material and labour content than our consolidated average.

Depreciation and Amortization

Depreciation and amortization costs increased $18 million to $280 million for the second quarter of 2017 compared to $262 million for the second quarter of 2016. The higher depreciation and amortization was primarily as a result of increased capital deployed at existing facilities, partially offset by a $5 million net decrease in reported U.S. dollar depreciation and amortization due to the weakening of the euro, Canadian dollar and Chinese renminbi each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.2% for the second quarter of 2017 compared to 4.4% for the second quarter of 2016. SG&A expense decreased $5 million to $409 million for the second quarter of 2017 compared to $414 million for the second quarter of 2016 primarily as a result of lower costs to support our global compliance programs as a result of the substantial completion of our global review focused on antitrust risk.

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Interest Expense, net

During the second quarter of 2017, we recorded net interest expense of $11 million compared to $22 million for the second quarter of 2016. The $11 million decrease is primarily as a result of interest income earned on favourable tax settlements and lower average debt balances in Asia and Rest of World.

Equity Income

Equity income decreased $9 million to $58 million for the second quarter of 2017 compared to $67 million for the second quarter of 2016 primarily due to:

·                  higher launch costs incurred at certain facilities in Europe and China;

·                  slightly lower earnings across a number of our equity accounted investments in North America; and

·                  higher income taxes resulting from losses not being benefitted at a certain facility in Europe.

These factors were partially offset by earnings on higher sales in China.

Other Expense, net

Our powertrain systems operations recorded charges of $3 million ($3 million after tax) during the second quarter of 2017, relating to continuing restructuring activities at a division in Germany.

For three months ended June 30, 2016, there were no amounts included in Other Expense, net.

Income from Operations before Income Taxes

Income from operations before income taxes decreased $5 million to $762 million for the second quarter of 2017 compared to $767 million for the second quarter of 2016. The decrease in income from operations before income taxes is the result of:

·                  reduced earnings on our complete vehicle assembly sales primarily due to:

·                  launch costs relating to the BMW 5-Series; and

·                  lower margins earned on programs during the second quarter of 2017 compared to programs during the second quarter of 2016;

·                  an $18 million increase in depreciation and amortization, as discussed above;

·                  an $18 million net decrease in reported U.S. dollar income from operations before income taxes primarily due to the weakening of the Canadian dollar, Chinese renminbi and euro each against the U.S. dollar;

·                  higher commodity costs;

·                  higher pre-operating costs incurred at new facilities;

·                  operational inefficiencies incurred at a body and chassis facility in Europe; and

·                  a $9 million decrease in equity income, as discussed above.

These factors were partially offset by:

·                  margins earned on higher production sales;

·                  higher recoveries associated with scrap steel;

·                  the $11 million decrease in interest expense, net, as discussed above; and

·                  lower costs to support our global compliance programs as a result of the substantial completion of our global review focused on antitrust risk.

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Income Taxes

The effective income tax rate on income from operations before income taxes decreased to 24.7% for the second quarter of 2017 compared to 26.9% for the second quarter of 2016.  In the second quarter of 2017, the income tax rate was impacted by the restructuring charges discussed in the “Other Expense, net” section.  Excluding Other Expense, net, after tax, the effective income tax rate decreased to 24.6% for the second quarter of 2017 compared to 26.9% for the second quarter of 2016 primarily as a result of:

·                  a decrease in non-deductible foreign exchange losses related to the re-measurement of financial statement balances of foreign subsidiaries that are maintained in a currency other than their functional currency;

·                  a change in the mix of earnings resulting in proportionately lower income earned in jurisdictions with higher income tax rates; and

·                  a change in our reserves for uncertain tax positions.

These factors were partially offset by higher accrued tax on undistributed foreign earnings.

Income Attributable to Non-Controlling Interests

Income attributable to non-controlling interests increased $10 million to $13 million for the second quarter of 2017 compared to $3 million for the second quarter of 2016, primarily due to increased profits at a subsidiary in which we have a non-controlling interest.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $561 million for the second quarter of 2017 increased $3 million compared to $558 million in the second quarter of 2016, as a result of lower income taxes of $18 million, partially offset by an increase in income attributable to non-controlling interests of $10 million and a decrease in income from operations before income taxes of $5 million, each as discussed above.

Earnings per Share

	For the three months
	ended June 30,
	2017	2016	Change
Earnings per Common Share
Basic	$1.49	$1.42	+	5%
Diluted	$1.48	$1.41	+	5%

Weighted average number of Common Shares outstanding (millions)
Basic	377.9	393.7	-	4%
Diluted	379.5	395.7	-	4%

Diluted earnings per share increased $0.07 to $1.48 compared to $1.41 for the second quarter of 2016. Other Expense, net, after tax, negatively impacted diluted earnings per share by $0.01 in the second quarter of 2017 as discussed in the “Other Expense, net” section. Excluding this impact, diluted earnings per share increased $0.08, as a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2017.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the second quarter of 2016, pursuant to our normal course issuer bids.

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SEGMENT ANALYSIS

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis. Consistent with the above, our internal financial reporting separately segments key internal operating performance measures between North America, Europe, Asia and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments.

	For the three months ended June 30,
	Total Sales			Adjusted EBIT
	2017	2016	Change	2017	2016	Change

North America	$5,370	$5,317	$53	$538	$544	$(6)
Europe	3,627	3,512	115	145	196	(51)
Asia	681	620	61	74	51	23
Rest of World	135	111	24	1	(5)	6
Corporate and Other	(129)	(117)	(12)	18	3	15
Total reportable segments	$9,684	$9,443	$241	$776	$789	$(13)

The following table reconciles net income to Adjusted EBIT:

	For the three months ended June 30,
	2017	2016

Net income	$574	$561
Add:
Interest expense, net	11	22
Other expense, net	3	—
Income taxes	188	206
Adjusted EBIT	$776	$789

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North America

	For the three months
	ended June 30,
	2017	2016	Change

Vehicle Production Volumes (thousands of units)	4,458	4,589	(131)	-	3%
Sales
External Production	$5,004	$4,902	$102	+	2%
Tooling, Engineering and Other	366	415	(49)	-	12%
Total Sales	5,370	5,317	53	+	1%

Adjusted EBIT	$538	$544	$(6)	-	1%

Adjusted EBIT as a percentage of sales	10.0%	10.2%		-	0.2%

External Production Sales — North America

External production sales in North America increased 2% or $102 million to $5.00 billion for the second quarter of 2017 compared to $4.90 billion for the second quarter of 2016, primarily as a result of:

·                  the launch of new programs during or subsequent to the second quarter of 2016, including the:

·                  Chevrolet Equinox and GMC Terrain;

·                  Lincoln Continental;

·                  GMC Acadia, Buick Enclave and Chevrolet Traverse; and

·                  Jeep Compass.

These factors were partially offset by:

·                  lower production volumes on certain existing programs;

·                  a $68 million decrease in reported U.S. dollar sales as a result of the weakening of the Canadian dollar against the U.S. dollar;

·                  the end of production of certain programs including the Chrysler 200; and

·                  net customer price concessions subsequent to the second quarter of 2016.

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Adjusted EBIT — North America

Adjusted EBIT in North America decreased $6 million to $538 million for the second quarter of 2017 compared to $544 million for the second quarter of 2016 primarily as a result of:

·                  a $10 million decrease in reported U.S. dollar Adjusted EBIT primarily due to the weakening of the Canadian dollar against the U.S. dollar;

·                  higher pre-operating costs incurred at new facilities;

·                  lower equity income of $7 million as a result of slightly lower earnings across a number of our equity accounted investments;

·                  higher warranty costs of $5 million; and

·                  net customer price concessions subsequent to the second quarter of 2016.

These factors were partially offset by:

·                  higher recoveries associated with scrap steel; and

·                  margins earned on higher production sales.

Adjusted EBIT as a percentage of sales in North America decreased 0.2% to 10.0% for the second quarter of 2017 compared to 10.2% for the second quarter of 2016 primarily as a result of:

·                  higher pre-operating costs incurred at new facilities;

·                  lower equity income; and

·                  higher warranty costs.

These factors were partially offset by higher recoveries associated with scrap steel.

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Europe

	For the three months ended June 30,
	2017	2016	Change
Volumes (thousands of units) (i)
Vehicle Production	5,837.0	5,890.0	(53.0)	-	1%

Magna Complete Vehicle Assembly	21.3	25.7	(4.4)	-	17%

Sales
External Production	$2,458	$2,486	$(28)	-	1%
Complete Vehicle Assembly	743	652	91	+	14%
Tooling, Engineering and Other	426	374	52	+	14%
Total Sales	3,627	3,512	115	+	3%

Adjusted EBIT	$145	$196	$(51)	-	26%

Adjusted EBIT as a percentage of sales	4.0%	5.6%		-	1.6%

(i)            Vehicles produced at our Complete Vehicle Assembly operations are included in Vehicle Production volumes.

External Production Sales — Europe

External production sales in Europe decreased 1% or $28 million to $2.46 billion for the second quarter of 2017 compared to $2.49 billion for the second quarter of 2016, primarily as a result of:

·                  lower production volumes on certain existing programs;

·                  a $71 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the euro; British pound, and Turkish lira partially offset by the strengthening of the Russian ruble against the U.S. dollar;

·                  lower production sales on the MINI Countryman and Paceman as a result of substantially lower production content on the current generation of these programs; and

·                  net customer price concessions subsequent to the second quarter of 2016.

These factors were partially offset by:

·                  the launch of new programs during or subsequent to the second quarter of 2016, including the;

·                  Audi Q2;

·                  Audi A3 and A3 Sportback;

·                  BMW 5-Series;

·                  Alfa Romeo Stelvio; and

·                  Skoda Kodiaq; and

·                  acquisitions during or subsequent to the second quarter of 2016, which positively impacted production sales by $35 million.

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Complete Vehicle Assembly Sales - Europe

Complete vehicle assembly sales increased 14% or $91 million to $743 million for the second quarter of 2017 compared to $652 million for the second quarter of 2016 while assembly volumes decreased 17% or 4.4 thousand units.

The increase in complete vehicle assembly sales is primarily due to an increase in assembly volumes for the BMW 5-Series which started production during the first quarter of 2017 and which has a relatively higher average unit price.  This was partially offset by a decrease in complete vehicle assembly volumes as a result of the end of production of the MINI Countryman, which has a relatively lower average unit price, during the fourth quarter of 2016.

Adjusted EBIT — Europe

Adjusted EBIT in Europe decreased $51 million to $145 million for the second quarter of 2017 compared to $196 million for the second quarter of 2016 primarily as a result of:

·                  reduced earnings on our complete vehicle assembly sales primarily due to:

·                  launch costs relating to the BMW 5-Series; and

·                  lower margins earned on programs during the second quarter of 2017 compared to programs during the second quarter of 2016;

·                  lower equity income of $12 million as a result of:

·                  higher launch costs and higher income taxes resulting from losses not benefitted at a certain facility within an equity accounted investment;

·                  generally lower sales within a certain equity accounted investment; and

·                  higher income taxes resulting from losses not benefited at a certain facility within an equity accounted investment;

·                  operational inefficiencies incurred at a body and chassis facility in Europe;

·                  higher commodity costs;

·                  higher foreign exchange losses;

·                  higher pre-operating costs incurred at new facilities; and

·                  net customer price concessions subsequent to the second quarter of 2016.

These factors were partially offset by generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements.

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Adjusted EBIT as a percentage of sales in Europe decreased 1.6% to 4.0% for the second quarter of 2017 compared to 5.6% for the second quarter of 2016 primarily as a result of:

·                  reduced margins on our complete vehicle assembly sales primarily due to:

·                  launch costs relating to the BMW 5-Series; and

·                  lower margins earned on programs during the second quarter of 2017 compared to programs during the second quarter of 2016;

·                  lower equity income;

·                  higher commodity costs;

·                  operational inefficiencies incurred at a body and chassis facility in Europe;

·                  higher foreign exchange losses; and

·                  higher pre-operating costs incurred at new facilities.

These factors were partially offset by generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements.

Asia

	For the three months ended June 30,
	2017	2016	Change
Sales
External Production	$580	$499	$81	+	16%
Tooling, Engineering and Other	101	121	(20)	-	17%
Total Sales	681	620	61	+	10%

Adjusted EBIT	$74	$51	$23	+	45%

Adjusted EBIT as a percentage of sales	10.9%	8.2%		+	2.7%

External Production Sales — Asia

External production sales in Asia increased 16% or $81 million to $580 million for the second quarter of 2017 compared to $499 million for the second quarter of 2016, primarily as a result of the launch of new programs during or subsequent to the second quarter of 2016 in China.

This increase was partially offset by:

·                  a $21 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi; and

·                  net customer price concessions subsequent to the second quarter of 2016.

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Adjusted EBIT — Asia

Adjusted EBIT in Asia increased $23 million to $74 million for the second quarter of 2017 compared to $51 million for the second quarter of 2016 primarily as a result of:

·                  margins earned on higher production sales;

·                  higher equity income of $9 million primarily related to higher net income at a certain equity investment as a result of an increase in sales, partially offset by launch costs incurred in another equity investment as it prepares for upcoming launches subsequent to the second quarter of 2017;

·                  lower costs to launch new programs; and

·                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements.

Adjusted EBIT as a percentage of sales in Asia increased 2.7% to 10.9% for the second quarter of 2017 compared to 8.2% for the second quarter of 2016 primarily as a result of higher equity income, lower costs to launch new programs and generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements.

Rest of World

	For the three months ended June 30,
	2017	2016	Change
Sales
External Production	$127	$107	$20	+	19%
Tooling, Engineering and Other	8	4	4	+	100%
Total Sales	135	111	24	+	22%

Adjusted EBIT	$1	$(5)	$6		—

External Production Sales — Rest of World

External production sales in Rest of World increased 19% or $20 million to $127 million for the second quarter of 2017 compared to $107 million for the second quarter of 2016, primarily as a result of:

·                  higher production volumes on certain existing programs;

·                  the launch of new programs;

·                  net customer price increases subsequent to the second quarter of 2016; and

·                  a $5 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the Brazilian real against the U.S. dollar.

Adjusted EBIT — Rest of World

Adjusted EBIT in Rest of World increased $6 million to $1 million for the second quarter of 2017 compared to a loss of $5 million for the second quarter of 2016, primarily as a result of net customer price increases subsequent to the second quarter of 2016.

14    Magna International Inc. Second Quarter Report 2017

Corporate and Other

Adjusted EBIT in Corporate and Other increased $15 million to $18 million for the second quarter of 2017 compared to $3 million for the second quarter of 2016, primarily as a result of lower costs to support our global compliance programs and an increase in affiliation fees earned from our divisions.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended June 30,
	2017	2016	Change
Net income	$574	$561
Items not involving current cash flows	374	303
	948	864	$84
Changes in operating assets and liabilities	(391)	(276)	(115)
Cash provided from operating activities	$557	$588	$(31)

Cash provided from operating activities decreased $31 million for the second quarter of 2017 compared to the second quarter of 2016 primarily as a result of:

·                  a $482 million increase in cash paid for material and overhead;

·                  a $189 million increase in cash paid for labour; and

·                  higher cash taxes of $62 million.

These factors were partially offset by:

·                  a $648 million increase in cash received from customers; and

·                  a $60 million increase in dividends received from equity investments.

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Capital and Investing Spending

	For the three months
	ended June 30,
	2017	2016	Change
Fixed asset additions	$(420)	$(409)
Investments, other assets and intangible assets	(143)	(103)
Fixed assets, investments, other assets and intangible assets additions	(563)	(512)
Purchase of subsidiaries	—	(31)
Proceeds from disposition	14	19
Cash used for investing activities	$(549)	$(524)	$(25)

Fixed assets, investments, other assets and intangible assets additions

In the second quarter of 2017, we invested $420 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2017 was for manufacturing equipment and buildings for programs that will be launching subsequent to the second quarter of 2017.

We invested $127 million in other assets related primarily to fully reimbursable tooling, planning, and engineering costs for programs that launched during the second quarter of 2017 or will be launching subsequent to the second quarter of 2017 and we invested a further $16 million in existing equity-accounted investments.

Purchase of subsidiaries

In the second quarter of 2016, the Company acquired 100% of the equity interest in Telemotive AG, an engineering service provider in the field of automotive electronics. The acquired business has sales primarily to BMW, Volkswagen and Daimler.

Proceeds from disposition

In the second quarter of 2017, we received $14 million of proceeds related to normal course fixed and other asset disposals.

16    Magna International Inc. Second Quarter Report 2017

Financing

	For the three months
	ended June 30,
	2017	2016	Change
Issues of debt	$18	$202
Increase in short-term borrowings	349	60
Repayments of debt	(54)	(71)
Issue of Common Shares on exercise of stock options	5	3
Repurchase of Common Shares	(383)	(308)
Contributions to subsidiaries by non-controlling interests	10	—
Dividends paid to non-controlling interests	(7)	—
Dividends paid	(101)	(98)
Cash used for financing activities	$(163)	$(212)	$49

The increase in short-term borrowings relates primarily to a $285 million increase in U.S. commercial paper [the “U.S. Program”] and a $55 million increase in euro-commercial paper [the “euro-Program”] during the second quarter of 2017.

Repurchases of Common Shares during the second quarter of 2017 is related to 8.5 million Common Shares repurchased for aggregate cash consideration of $383 million.

Cash dividends paid per Common Share were $0.275 for the second quarter of 2017, for a total of $101 million compared to cash dividends paid per Common Share of $0.25 for the second quarter of 2016, for a total of $98 million.

Financing Resources

	As at	As at
	June 30,	December 31,
	2017	2016	Change
Liabilities
Short-term borrowings	$868	$623
Long-term debt due within one year	138	139
Long-term debt	2,427	2,394
	3,433	3,156	$277
Non-controlling interests	489	451	38
Shareholders’ equity	10,741	9,768	973
Total capitalization	$14,663	$13,375	$1,288

Total capitalization increased by $1.29 billion to $14.66 billion as at June 30, 2017 compared to $13.38 billion at December 31, 2016, primarily as a result of a $973 million increase in shareholders’ equity, a $277 million increase in liabilities and a $38 million increase in non-controlling interests.

Magna International Inc. Second Quarter Report 2017    17

The increase in liabilities relates primarily to a $216 million increase in the euro-Program partially offset by a $10 million decrease in the U.S. Program during the six months ended June 30, 2017. These programs allow us to minimize the amount of cash on hand to run our business by providing funding on a more flexible and cost effective basis compared to drawing on our revolving credit facility.

The increase in shareholders’ equity was primarily as a result of:

·                  the $1.17 billion of net income earned in first six months of 2017;

·                  a $347 million net unrealized gain on translation of our net investment in foreign operations whose functional currency is not U.S. dollars; and

·                  a $72 million net unrealized gain on cash flow hedges.

These factors were partially offset by the $483 million repurchase and cancellation of 10.8 million Common Shares during the first six months of 2017 and $206 million of dividends paid during the first six months of 2017.

The increase in non-controlling interest was primarily as a result of the increase in income attributable to non-controlling interests in the first six months of 2017.

Cash Resources

During the second quarter of 2017, our cash resources including restricted cash equivalents decreased by $152 million to $876 million as a result of the cash used for investing and financing activities, partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at June 30, 2017, we had term and operating lines of credit totalling $2.96 billion of which $1.90 billion was unused and available.

The Company maintains a revolving credit facility of $2.75 billion with a maturity date of June 22, 2022. The facility includes a $200 million Asian tranche, a $100 million Mexican tranche and a tranche for Canada, U.S. and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 10, 2017 were exercised:

Common Shares	369,897,846
Stock options (i)	8,827,452
378,725,298

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2017 that are outside the ordinary course of our business. Refer to our MD&A included in our 2016 Annual Report.

18    Magna International Inc. Second Quarter Report 2017

RESULTS OF OPERATIONS — FOR THE SIX MONTHS ENDED JUNE 30, 2017

	For the six months ended June 30,
	Total Sales			Adjusted EBIT
	2017	2016	Change	2017	2016	Change

North America	$10,753	$10,397	$356	$1,095	$1,033	$62
Europe	6,971	6,754	217	332	357	(25)
Asia	1,321	1,245	76	150	102	48
Rest of World	263	192	71	1	(16)	17
Corporate and Other	(252)	(245)	(7)	29	11	18
Total reportable segments	$19,056	$18,343	$713	$1,607	$1,487	$120

The following table reconciles net income to Adjusted EBIT:

	For the six months ended June 30,
	2017	2016

Net income	$1,171	$1,064
Add:
Interest expense, net	30	45
Other expense, net	9	—
Income taxes	397	378
Adjusted EBIT	$1,607	$1,487

Magna International Inc. Second Quarter Report 2017    19

North America

	For the six months ended June 30,
	2017	2016	Change

Vehicle Production Volumes (thousands of units)	8,983	9,108	(125)	-	1%

Sales
External Production	$10,098	$9,666	$432	+	4%
Tooling, Engineering and Other	655	731	(76)	-	10%
Total Sales	10,753	10,397	356	+	3%

Adjusted EBIT	$1,095	$1,033	$62	+	6%

Adjusted EBIT as a percentage of sales	10.2%	9.9%		+	0.3%

External Production Sales — North America

External production sales in North America increased 4% or $432 million to $10.10 billion for the six months ended June 30, 2017 compared to $9.67 billion for the six months ended June 30, 2016, primarily as a result of:

·                  the launch of new programs during or subsequent to the six months ended June 30, 2016, including the:

·                  GMC Acadia, Buick Enclave and Chevrolet Traverse;

·                  Lincoln Continental;

·                  Chevrolet Equinox and GMC Terrain;

·                  Chrysler Pacifica; and

·                  Chevrolet Bolt.

These factors were partially offset by:

·                  lower production volumes on certain existing programs;

·                  the end of production of certain programs including the Chrysler 200;

·                  a $19 million decrease in reported U.S. dollar sales as a result of the weakening of the Canadian dollar against the U.S. dollar; and

·                  net customer price concessions subsequent to the six months ended June 30, 2016.

20    Magna International Inc. Second Quarter Report 2017

Adjusted EBIT — North America

Adjusted EBIT in North America increased $62 million to $1.10 billion for the six months ended June 30, 2017 compared to $1.03 billion for the six months ended June 30, 2016 primarily as a result of:

·                  margins earned on higher production sales;

·                  higher recoveries associated with scrap steel; and

·                  lower foreign exchange losses.

These factors were partially offset by:

·                  generally lower margins at certain manufacturing facilities including through net operational inefficiencies;

·                  a favourable intellectual property infringement settlement in relation to our electronics business during the second quarter of 2016;

·                  higher pre-operating costs incurred at new facilities;

·                  a $7 million decrease in reported U.S. dollar Adjusted EBIT due to the weakening of the Mexican peso and Canadian dollar each against the U.S. dollar; and

·                  net customer price concessions subsequent to the second quarter of 2016.

Adjusted EBIT as a percentage of sales in North America increased 0.3% to 10.2% for the six months ended June 30, 2017 compared to 9.9% for the six months ended June 30, 2016 primarily as a result of:

·                  higher production sales at a margin generally higher than our North American average;

·                  higher recoveries associated with scrap steel; and

·                  lower foreign exchange losses.

These factors were partially offset by:

·                  generally lower margins at certain manufacturing facilities including through net operational inefficiencies;

·                  a favourable intellectual property infringement settlement in relation to our electronics business during the second quarter of 2016; and

·                  higher pre-operating costs incurred at new facilities.

Magna International Inc. Second Quarter Report 2017    21

Europe

	For the six months ended June 30,
	2017	2016	Change

Volumes (thousands of units) (i)
Vehicle Production	11,700.0	11,533.0	167.0	+	1%

Magna Complete Vehicle Assembly	29.4	48.9	(19.5)	-	40%

Sales

External Production	$4,914	$4,752	$162	+	3%
Complete Vehicle Assembly	1,156	1,248	(92)	-	7%
Tooling, Engineering and Other	901	754	147	+	19%
Total Sales	6,971	6,754	217	+	3%

Adjusted EBIT	$332	$357	$(25)	-	7%

Adjusted EBIT as a percentage of sales	4.8%	5.3%		-	0.5%

(i)            Vehicles produced at our Complete Vehicle Assembly operations are included in Vehicle Production volumes.

External Production Sales — Europe

External production sales in Europe increased 3% or $162 million to $4.91 billion for the six months ended June 30, 2017 compared to $4.75 billion for the six months ended June 30, 2016, primarily as a result of:

·                  the launch of new programs during or subsequent to the six months ended June 30, 2016, including the:

·                  Audi Q3 and Audi Q3 Sportback;

·                  Audi Q2;

·                  Volkswagen Tiguan;

·                  BMW 5-Series;

·                  Mercedes C-Class Convertible; and

·                  acquisitions during or subsequent to the six months ended June 30, 2016, which positively impacted production sales by $68 million.

These factors were partially offset by:

·                  a $169 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the euro; British pound, and Turkish lira partially offset by the strengthening of the Russian ruble against the U.S. dollar;

·                  lower production sales on the MINI Countryman and Paceman as a result of substantially lower production content on the current generation of these programs;

·                  lower production volumes on certain existing programs; and

·                  net customer price concessions subsequent to the six months ended June 30, 2016.

22    Magna International Inc. Second Quarter Report 2017

Complete Vehicle Assembly Sales - Europe

Complete vehicle assembly sales decreased 7% or $92 million to $1.16 billion for the six months ended June 30, 2017 compared to $1.25 billion for the six months ended June 30, 2016 and assembly volumes decreased 40% or 19.5 thousand units.

The decrease in complete vehicle assembly sales is primarily a result of a decrease in complete vehicle assembly volumes as a result of the end of production of the MINI Countryman and Paceman, which have a relatively lower average unit price, during the fourth quarter of 2016. This was partially offset by an increase in assembly volumes for the BMW 5-Series which started production during the first quarter of 2017 and which has a relatively higher average unit price.

Adjusted EBIT — Europe

Adjusted EBIT in Europe decreased $25 million to $332 million for the six months ended June 30, 2017 compared to $357 million for the six months ended June 30, 2016 primarily as a result of:

·                  reduced earnings on our complete vehicle assembly sales primarily due to:

·                  launch costs relating to the BMW 5-Series; and

·                  lower margins earned on programs during the first six months of 2017 compared to programs during the first six months of 2016;

·                  higher commodity costs;

·                  higher pre-operating costs incurred at new facilities;

·                  a $13 million decrease in reported U.S. dollar Adjusted EBIT primarily due to the weakening of the euro, Turkish lira and British pound each against the U.S. dollar;

·                  operational inefficiencies incurred at a body and chassis facility in Europe;

·                  lower equity income of $9 million as a result of:

·                  higher launch costs and higher income taxes resulting from losses not benefitted at a certain facility within an equity accounted investment;

·                  generally lower sales within a certain equity accounted investment; and

·                  higher income taxes resulting from losses not benefited at a certain facility within an equity accounted investment; and

·                  net customer price concessions subsequent to the second quarter of 2016.

These factors were partially offset by:

·                  margins earned on higher production sales; and

·                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements.

Magna International Inc. Second Quarter Report 2017    23

Adjusted EBIT as a percentage of sales in Europe decreased 0.5% to 4.8% for the six months ended June 30, 2017 compared to 5.3% for the six months ended June 30, 2016 primarily as a result of:

·                  reduced margins on our complete vehicle assembly sales primarily due to:

·                  launch costs relating to the BMW 5-Series; and

·                  lower margins earned on programs during the first six months of 2017 compared to programs during the first six months of 2016;

·                  higher commodity costs;

·                  higher pre-operating costs incurred at new facilities; and

·                  operational inefficiencies incurred at a body and chassis facility in Europe.

These factors were partially offset by margins earned on higher production sales and generally higher margins at certain manufacturing facilities including net through productivity and efficiency improvements.

Asia

	For the six months
	ended June 30,
	2017	2016	Change
Sales
External Production	$1,137	$1,006	$131	+	13%
Tooling, Engineering and Other	184	239	(55)	-	23%
Total Sales	1,321	1,245	76	+	6%

Adjusted EBIT	$150	$102	$48	+	47%

Adjusted EBIT as a percentage of sales	11.4%	8.2%		+	3.2%

External Production Sales — Asia

External production sales in Asia increased 13% or $131 million to $1.14 billion for the six months ended June 30, 2017 compared to $1.01 billion for the six months ended June 30, 2016, primarily as a result of the launch of new programs during or subsequent to the six months ended June 30, 2016, primarily in China.

This factor was partially offset by:

·                  a $43 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Chinese renminbi; and

·                  net customer price concessions subsequent to the six months ended June 30, 2016.

24    Magna International Inc. Second Quarter Report 2017

Adjusted EBIT — Asia

Adjusted EBIT in Asia increased $48 million to $150 million for the six months ended June 30, 2017 compared to $102 million for the six months ended June 30, 2016 primarily as a result of:

·                  margins earned on higher production sales;

·                  higher equity income of $19 million primarily related to higher net income at a certain equity investment as a result of an increase in sales, partially offset by launch costs incurred in another equity investment as it prepares for upcoming launches subsequent to the second quarter of 2017;

·                  lower costs to launch new programs during or subsequent to the second quarter of 2016;

·                  generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements; and

·                  lower warranty expense of $5 million.

These factors were partially offset by a $6 million decrease in reported U.S. dollar Adjusted EBIT primarily due to the weakening of the Chinese renminbi against the U.S. dollar.

Adjusted EBIT as a percentage of sales in Asia increased 3.2% to 11.4% for the six months ended June 30, 2017 compared to 8.2% for the six months ended June 30, 2016 primarily as a result of higher equity income, lower costs to launch new programs during or subsequent to the second quarter of 2016, generally higher margins at certain manufacturing facilities including through net productivity and efficiency improvements and lower warranty expense.

Rest of World

	For the six months
	ended June 30,
	2017	2016	Change
Sales
External Production	$253	$187	$66	+	35%
Tooling, Engineering and Other	10	5	5	+	100%
Total Sales	263	192	71	+	37%

Adjusted EBIT	$1	$(16)	$17	-	106%

External Production Sales — Rest of World

External production sales in Rest of World increased 35% or $66 million to $253 million for the six months ended June 30, 2017 compared to $187 million for the six months ended June 30, 2016, primarily as a result of:

·                  a $26 million increase in reported U.S. dollar sales primarily as a result of the strengthening of the Brazilian real against the U.S. dollar;

·                  higher production volumes on certain existing programs;

·                  net customer price increases subsequent to the six months ended June 30, 2016; and

·                  the launch of new programs during or subsequent to the six months ended June 30, 2016, primarily in Argentina.

These factors were partially offset by divestitures subsequent to the six months ended June 30, 2016 which negatively impacted production sales by $19 million.

Magna International Inc. Second Quarter Report 2017    25

Adjusted EBIT — Rest of World

Adjusted EBIT in Rest of World increased $17 million to $1 million for the six months ended June 30, 2017 compared to a loss of $16 million for the six months ended June 30, 2016 primarily as a result of net customer price increases subsequent to the six months ended June 30, 2016.

Corporate and Other

Adjusted EBIT in Corporate and Other increased $18 million to $29 million for the six months ended June 30, 2017 compared to $11 million for the six months ended June 30, 2016 primarily as a result of lower costs to support our global compliance programs and an increase in affiliation fees earned from our divisions.

NON-GAAP PERFORMANCE MEASURES - FOR THE THREE MONTHS ENDED JUNE 30, 2017

Adjusted EBIT as a percentage of sales

Adjusted EBIT as a percentage of sales decreased 0.4% to 8.0% for the second quarter of 2017 compared to 8.4% for the second quarter of 2016, primarily as a result of:

·                  reduced margins on our complete vehicle assembly sales primarily due to:

·                  launch costs relating to the BMW 5-Series; and

·                  lower margins earned on programs during the second quarter of 2017 compared to programs during the second quarter of 2016;

·                  higher commodity costs;

·                  higher pre-operating costs incurred at new facilities;

·                  an increase in depreciation expense relative to sales;

·                  operational inefficiencies incurred at a body and chassis facility in Europe; and

·                  a decrease in equity income relative to sales.

These factors were partially offset by higher production sales at margins generally higher than the comparable quarter and higher recoveries associated with scrap steel.

26    Magna International Inc. Second Quarter Report 2017

Return on Invested Capital

	For the three months ended June 30,
	2017	2016	Change
After-tax operating profits	$606	$586	$20	+	3%

Average Invested Capital	$14,501	$13,540	$961	+	7%

Return on Invested Capital	16.7%	17.3%		-	0.6%

Return on Invested Capital decreased 0.6% to 16.7% for the second quarter of 2017 compared to 17.3% for the second quarter of 2016, primarily as a result of higher Average Invested Capital partially offset by an increase in After-tax operating profits.

Average Invested Capital increased $961 million to $14.50 billion for the second quarter of 2017 compared to $13.54 billion for the second quarter of 2016, primarily as a result of our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2017.

After-tax operating profits increased primarily as a result of lower income taxes, as discussed above.

Return on Equity

	For the three months
	ended June 30,
	2017	2016	Change
Net income attributable to Magna	$561	$558	$3	+	1%

Average Shareholders’ Equity	$11,020	$9,962	$1,058	+	11%

Return on Equity	20.4%	22.4%		-	2.0%

Return on Equity decreased 2.0% to 20.4% for the second quarter of 2017 compared to 22.4% for the second quarter of 2016, primarily as a result of an increase in shareholders’ equity as discussed above.

Magna International Inc. Second Quarter Report 2017    27

NON-GAAP PERFORMANCE MEASURES - FOR THE SIX MONTHS ENDED JUNE 30, 2017

Adjusted EBIT as a percentage of sales

Adjusted EBIT as a percentage of sales increased 0.3% to 8.4% for the six months ended June 30, 2017 compared to 8.1% for the six months ended June 30, 2016, primarily as a result of:

·                  higher production sales at margins generally higher than the comparable quarter; and

·                  higher recoveries associated with scrap steel.

These factors were partially offset by:

·                  reduced margins on our complete vehicle assembly sales primarily due to:

·                  launch costs relating to the BMW 5-Series; and

·                  lower margins earned on programs during the first six months of 2017 compared to programs during the first six months of 2016;

·                  higher pre-operating costs incurred at new facilities;

·                  higher commodity costs; and

·                  an increase in depreciation expense relative to sales.

Return on Invested Capital

	For the six months
	ended June 30,
	2017	2016	Change
After-tax operating profits	$1,236	$1,120	$116	+	10%

Average Invested Capital	$14,130	$13,150	$980	+	7%

Return on Invested Capital	17.5%	17.0%		+	0.5%

28   Magna International Inc. Second Quarter Report 2017

Return on Invested Capital increased 0.5% to 17.5% for the six months ended June 30, 2017 compared to 17.0% for the six months ended June 30, 2016, primarily as a result of an increase in After-tax operating profits partially offset by higher Average Invested Capital.

Average Invested Capital increased $980 million to $14.13 billion for the six months ended June 30, 2017 compared to $13.15 billion for the six months ended June 30, 2016, primarily as a result of our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2017.

After-tax operating profits increased primarily as a result of higher income from operations before income taxes.

Return on Equity

	For the six months
	ended June 30,
	2017	2016	Change
Net income attributable to Magna	$1,147	$1,050	$97	+	9%

Average Shareholders’ Equity	$10,753	$9,680	$1,073	+	11%

Return on Equity	21.3%	21.7%		-	0.4%

Return on Equity decreased 0.4% to 21.3% for the six months ended June 30, 2017 compared to 21.7% for the six months ended June 30, 2016, primarily as a result of an increase in shareholders’ equity partially offset by an increase in net income attributable to Magna, each as discussed above.

SUBSEQUENT EVENT

Normal Course Issuer Bid

Subsequent to June 30, 2017, we purchased for cancellation 2,669,638 Common Shares under an existing normal course issuer bid for cash consideration of $126 million through a pre-defined automatic securities purchase plan with a designated broker.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 14 of our unaudited interim consolidated financial statements for the three months ended June 30, 2017, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2016.

Magna International Inc. Second Quarter Report 2017    29

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the six months ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to future returns of capital to our shareholders, including dividends or share repurchases. The forward-looking statements or forward-looking information in this document are presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements or forward-looking information may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements or forward-looking information. Any such forward-looking statements or forward-looking information are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence, which would typically result in lower production volume levels; the growth of protectionism and the implementation of measures that impede the free movement of goods, services, people and capital; planning risks created by rapidly changing economic or political conditions; fluctuations in relative currency values; legal claims and/or regulatory actions against us; our ability to successfully launch material new or takeover business; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; our ability to successfully compete with other automotive suppliers, including disruptive technology innovators which are entering or expanding in the automotive industry; our ability to consistently develop innovative products or processes; our changing risk profile due to the increasing importance to us of product areas such as powertrain and electronics; restructuring, downsizing and/or other significant non-recurring costs; a reduction in outsourcing by our customers or the loss of a material production or assembly program; a prolonged disruption in the supply of components to us from our suppliers; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); the termination or non-renewal by our customers of any material production purchase order; exposure to, and ability to offset, commodities price increases; restructuring actions by OEMs, including plant closures; work stoppages and labour relations disputes; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations, including tax and transfer pricing laws; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.

30    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2017	2016	2017	2016

Sales		$9,684	$9,443	$19,056	$18,343

Costs and expenses
Cost of goods sold		8,277	8,045	16,198	15,664
Depreciation and amortization		280	262	554	508
Selling, general and administrative		409	414	825	806
Interest expense, net		11	22	30	45
Equity income		(58)	(67)	(128)	(122)
Other expense, net	2	3	—	9	—
Income from operations before income taxes		762	767	1,568	1,442
Income taxes		188	206	397	378
Net income		574	561	1,171	1,064
Income attributable to non-controlling interests		(13)	(3)	(24)	(14)
Net income attributable to Magna International Inc.		$561	$558	$1,147	$1,050

Earnings per Common Share:	3
Basic		$1.49	$1.42	$3.02	$2.65
Diluted		$1.48	$1.41	$3.01	$2.63

Cash dividends paid per Common Share		$0.275	$0.25	$0.55	$0.50

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		377.9	393.7	379.7	397.0
Diluted		379.5	395.7	381.4	399.4

See accompanying notes

Magna International Inc. Second Quarter Report 2017    31

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2017	2016	2017	2016

Net income		$574	$561	$1,171	$1,064

Other comprehensive income (loss), net of tax:	12
Net unrealized gain (loss) on translation of net investment in foreign operations		249	(120)	358	141
Net unrealized gain (loss) on cash flow hedges		40	(11)	72	58
Reclassification of net loss on cash flow hedges to net income		23	35	56	71
Reclassification of net loss on pensions to net income		1	1	2	2
Pension and post retirement benefits		—	—	—	(2)
Other comprehensive income (loss)		313	(95)	488	270

Comprehensive income		887	466	1,659	1,334
Comprehensive (income) loss attributable to non-controlling interests		(20)	9	(35)	(7)
Comprehensive income attributable to Magna International Inc.		$867	$475	$1,624	$1,327

See accompanying notes

32    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2017	2016

ASSETS
Current assets
Cash and cash equivalents	4	$666	$974
Accounts receivable		7,014	6,165
Inventories	5	3,269	2,804
Prepaid expenses and other		230	220
		11,179	10,163

Investments	13	1,835	1,850
Fixed assets, net		7,424	7,022
Intangible assets, net		653	621
Goodwill		2,022	1,923
Deferred tax assets		275	268
Other assets	7	861	719
		$24,249	$22,566

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	8	$868	$623
Accounts payable		5,709	5,430
Accrued salaries and wages		743	768
Other accrued liabilities	9	1,761	1,639
Income taxes payable		88	96
Long-term debt due within one year		138	139
		9,307	8,695

Long-term debt		2,427	2,394
Long-term employee benefit liabilities		719	667
Other long-term liabilities		267	298
Deferred tax liabilities		299	293
		13,019	12,347

Shareholders’ equity
Capital stock
Common Shares [issued: 372,531,177; December 31, 2016 — 382,252,522]	11	3,711	3,796
Contributed surplus		124	105
Retained earnings		7,868	7,318
Accumulated other comprehensive loss	12	(962)	(1,451)
		10,741	9,768

Non-controlling interests		489	451
		11,230	10,219
		$24,249	$22,566

See accompanying notes

Magna International Inc. Second Quarter Report 2017    33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2017	2016	2017	2016

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$574	$561	$1,171	$1,064
Items not involving current cash flows	4	374	303	647	567
		948	864	1,818	1,631
Changes in operating assets and liabilities	1,4	(391)	(276)	(818)	(740)
Cash provided from operating activities		557	588	1,000	891

INVESTMENT ACTIVITIES
Fixed asset additions		(420)	(409)	(729)	(755)
Purchase of subsidiaries	1	—	(31)	—	(1,693)
Increase in investments, other assets and intangible assets		(143)	(103)	(226)	(157)
Proceeds from disposition		14	19	156	37
Cash used for investing activities		(549)	(524)	(799)	(2,568)

FINANCING ACTIVITIES
Issues of debt		18	202	29	261
Increase in short-term borrowings		349	60	207	12
Repayments of debt		(54)	(71)	(68)	(98)
Issue of Common Shares on exercise of stock options		5	3	11	26
Repurchase of Common Shares	11	(383)	(308)	(483)	(608)
Contributions to subsidiaries by non-controlling interests		10	—	10	—
Dividends paid to non-controlling interests		(7)	—	(7)	—
Dividends paid		(101)	(98)	(206)	(193)
Cash used for financing activities		(163)	(212)	(507)	(600)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		3	(5)	14	11
Net decrease in cash, cash equivalents and Restricted cash equivalents during the period		(152)	(153)	(292)	(2,266)
Cash, cash equivalents and restricted cash equivalents, beginning of period		1,028	750	1,168	2,863
Cash, cash equivalents and restricted cash equivalents, end of period	4	$876	$597	$876	$597

See accompanying notes

34    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, December 31, 2016		382.3	$3,796	$105	$7,318	$(1,451)	$451	$10,219
Net income					1,147		24	1,171
Other comprehensive income						477	11	488
Contributions by non-controlling interests							10	10
Shares issued on exercise of stock options		0.6	16	(4)				12
Release of stock and stock units			4	(4)				—
Repurchase and cancellation under normal course issuer bid	11	(10.8)	(108)		(388)	12		(484)
Stock-based compensation expense				27				27
Dividends paid to non-controlling Interests							(7)	(7)
Dividends paid			3		(209)			(206)
Balance, June 30, 2017		372.1	$3,711	$124	$7,868	$(962)	$489	$11,230

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, December 31, 2015		402.3	$3,942	$107	$6,387	$(1,470)	$151	$9,117
Net income					1,050		14	1,064
Other comprehensive income						277	(7)	270
Contributions by non-controlling interest							(1)	(1)
Shares issued on exercise of stock options		1.8	36	(10)				26
Release of stock and stock units			7	(7)				—
Repurchase and cancellation under normal course issuer bid	11	(15.1)	(148)		(473)	13		(608)
Stock-based compensation expense				20				20
Acquisition							305	305
Dividends paid			2		(195)			(193)
Balance, June 30, 2016		389.0	$3,839	$110	$6,769	$(1,180)	$462	$10,000

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Second Quarter Report 2017    35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]   Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”].   The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements.   Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2016 audited consolidated financial statements and notes thereto included in the Company’s 2016 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2017 and the results of operations, changes in equity and cash flows for the three and six month periods ended June 30, 2017 and 2016.

[b]   Retrospective Changes

Statement of Cash Flows

In November 2016, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning of period and end of period amounts shown on the statement of cash flows. ASU 2016-18 also requires companies who report cash and restricted cash separately on the balance sheet to reconcile those amounts to the statement of cash flows.  [Refer to Note 4. Details of Cash from Operating Activities.]  The provisions of ASU 2016-18 are effective for years beginning after December 15, 2017, with early adoption permitted. The Company has elected to early adopt the requirements of the new standard in the first quarter of 2017 using the retrospective transition method, as required.

The impact of adopting this new standard on the consolidated statement of cash flows was as follows:

	Three months ended	Six months ended
	June 30, 2016	June 30, 2016

Increase in changes in operating assets and liabilities	$(125)	$(120)
Decrease in cash provided from operating activities	$(125)	$(120)
Reduction in purchase of subsidiaries	$—	$120
Reduction in cash used for investing activities	$—	$120
Increase in net decrease in cash, cash equivalents and restricted cash equivalents, during the period	$(125)	$—
Increase in cash, cash equivalents and restricted cash equivalents, beginning of period	125	—
Cash, cash equivalents and restricted cash equivalents, end of period	$—	$—

36    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[c]   Future Accounting Standards

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers: Topic 606 (ASU 2014-09)”, to supersede nearly all existing revenue recognition guidance under GAAP. Subsequently, the FASB has issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”); ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”); and ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers (“ASU 2016-20”), collectively, the “new revenue standard”.

The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.  ASU 2014-09 is effective for the Company in the first quarter of fiscal 2018 using either of two methods: [i] retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or [ii] retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09.

The Company has established a cross-functional team to implement the guidance related to the new revenue standard. At the present time, the Company’s implementation team has substantially completed its initial assessment of the likely impacts that the application of ASU 2014-09 will have on its consolidated financial statements.  The implementation team is also in the process of completing a review of its contracts, and will then begin the process of quantifying the estimated impact of any changes.  Additionally, the Company continues to assess the enhanced disclosure requirements of the new guidance and the design of new controls and processes necessary to support the recognition and disclosure requirements.  The Company currently expects to adopt the new revenue standard effective January 1, 2018, and will make a final decision on the transition method later in 2017.

Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases: Topic 842 (ASU 2016-02)”, to supersede nearly all existing lease guidance under GAAP. The guidance would require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets.   ASU 2016-02 is effective for the Company in the first quarter of fiscal 2019 using a modified retrospective approach with the option to elect certain practical expedients.  The Company is currently evaluating the impact of ASU 2016-02 on its consolidated financial statements.

Income Taxes

In October 2016, the FASB issued ASU No. 2016-16, “Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory”. This guidance requires that the tax effects of all intra-entity sales of assets other than inventory be recognized in the period in which the transaction occurs. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption as of the beginning of an annual reporting period is permitted. The guidance is to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

Magna International Inc. Second Quarter Report 2017    37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill

In January 2017, the FASB issued new guidance, ASU No. 2017-4, “Intangibles-Goodwill and Other (Topic 350): Simplifying the test for Goodwill Impairment”. This guidance simplifies subsequent goodwill measurement by eliminating Step 2 from the goodwill impairment test. Under this update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 with early adoption permitted for annual goodwill impairment tests performed after January 1, 2017. The standard must be applied prospectively. Upon adoption, the standard will impact how the Company assesses goodwill for impairment.  The Company will adopt ASU No. 2017-4 in the fourth quarter of 2017, in conjunction with the performance of its annual goodwill test.  The adoption of this guidance is not expected to have a significant impact on the Company’s consolidated financial statements.

Pensions

In March 2017, the FASB issued ASU 2017-07, “Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07)” which changes the way employers that sponsor defined benefit pension and/or postretirement benefit plans reflect net periodic benefit costs in the income statement. Under the current standard, the components of net periodic benefit costs are aggregated and reported within the operating section of the income statement or capitalized into assets when appropriate. The new standard requires a company to present the service cost component of net periodic benefit cost in the same income statement line as other employee compensation costs with the remaining components of net periodic benefit cost presented separately from the service cost component and outside of any subtotal of operating income, if one is presented. In addition, only the service cost component will be eligible for capitalization in assets. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017 with early adoption permitted as of the beginning of an annual period. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

[d]   Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

38    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER EXPENSE, NET

For the three and six months ended June 30, 2017, the Company recorded restructuring charges of $3 million [$3 million after tax] and $9 million [$9 million after tax], respectively, related to its powertrain systems operations in Germany.

3.              EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$561	$558	$1,147	$1,050
Weighted average number of Common Shares outstanding	377.9	393.7	379.7	397.0
Basic earnings per Common Share	$1.49	$1.42	$3.02	$2.65
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$561	$558	$1,147	$1,050
Weighted average number of Common Shares outstanding	377.9	393.7	379.7	397.0
Adjustments
Stock options and restricted stock	1.6	2.0	1.7	2.4
	379.5	395.7	381.4	399.4
Diluted earnings per Common Share	$1.48	$1.41	$3.01	$2.63

[a]   For the three and six months ended June 30, 2017, diluted earnings per Common Share excludes 1.5 million and 1.5 million [2016 — 2.9 million and 3.4 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.  The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

Magna International Inc. Second Quarter Report 2017    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents:

	June 30,	December 31,
	2017	2016

Bank term deposits and bankers’ acceptances	$205	$498
Cash	461	476
Cash and cash equivalents	666	974
Restricted cash equivalents included in prepaid expenses [note 8]	210	194
	$876	$1,168

[b]         Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Depreciation and amortization	$280	$262	$554	$508
Amortization of other assets included in cost of goods sold	29	32	55	65
Other non-cash charges	15	3	38	17
Deferred income taxes	(18)	7	(38)	11
Equity income in excess of dividends received	68	(1)	38	(34)
	$374	$303	$647	$567

[c]          Changes in operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016

Accounts receivable	$115	$(281)	$(624)	$(978)
Inventories	(123)	(5)	(340)	(130)
Prepaid expenses and other	(6)	(5)	13	18
Accounts payable	(140)	112	83	307
Accrued salaries and wages	(155)	(77)	(62)	34
Other accrued liabilities	(13)	(7)	132	(26)
Income taxes payable	(69)	(13)	(20)	35
	$(391)	$(276)	$(818)	$(740)

40    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2017	2016

Raw materials and supplies	$1,113	$1,007
Work-in-process	318	264
Finished goods	373	327
Tooling and engineering	1,465	1,206
	$3,269	$2,804

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

6.              VARIABLE INTEREST ENTITIES

The Company has two investees that are variable interest entities [“VIEs”]. The Company has determined that it is the primary beneficiary and has the power to direct the activities that are considered most significant to these entities. As a result, the assets, liabilities, and results of operations of these variable interest entities are included in the Company’s Consolidated Financial Statements. The Company’s maximum exposure to any potential losses associated with these affiliated companies is limited to its investment, which was $241 million at June 30, 2017, and $187 million at December 31, 2016.

The carrying amounts and classification of assets and liabilities included in the Company’s consolidated balance sheet related to the consolidated VIEs are as follows:

	June 30,	December 31,
	2017	2016

Current assets	$306	$256
Noncurrent assets	224	221
Total assets	$530	$477

Current liabilities	$284	$288
Noncurrent liabilities	5	2
Total liabilities	$289	$290

Assets recognized as a result of consolidating these VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Magna International Inc. Second Quarter Report 2017    41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.              OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2017	2016
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$522	$420
Long-term receivables	259	229
Pension overfunded status	21	21
Unrealized gain on cash flow hedges	30	6
Other, net	29	43
	$861	$719

8.              SHORT-TERM BORROWINGS

The Company’s short-term borrowings consist of the following:

	June 30,	December 31,
	2017	2016
Bank indebtedness [i]	$47	$8
Commercial paper [ii]	821	615
	$868	$623

[i]    The Company has an agreement for a credit facility that is drawn in euros.  The Company is required to secure any amounts drawn on the facility with a USD cash deposit of 105% of the outstanding euro balance.  As at June 30, 2017, the gross amount outstanding under the credit facility was $200 million [€175 million].  The credit agreement includes a netting arrangement with the bank that provides for the legal right of setoff.  Accordingly, as at June 30, 2017, this liability balance was offset against the related restricted cash equivalent deposit of $210 million.  The remaining net deposit of $10 million was included in the prepaid expenses and other balance, and is restricted under the terms of the loan. As at December 31, 2016 the gross amount outstanding under the credit facility was $185 million [€175 million], and net deposit included in the prepaid expenses and other balance was $9 million.

[ii]   During 2016, the Company established a U.S. commercial paper program [the “U.S. Program”] and a euro-commercial paper program [the “euro-Program”]. Under the U.S. Program, the Company may issue U.S. commercial paper notes [the “U.S. notes”] up to a maximum aggregate amount of U.S. $500 million. The U.S. Program is supported by the Company’s existing global credit facility.  The proceeds from the issuance of the U.S. notes are being used for general corporate purposes.  As of June 30, 2017, $285 million of U.S notes were outstanding, with a weighted-average interest rate of 1.43%, and maturities generally less than three months.

Under the euro-Program, the Company may issue euro-commercial paper notes [the “euro notes”] up to a maximum aggregate amount of €500 million or its equivalent in alternative currencies. The euro notes issued are guaranteed by the Company’s existing global credit facility. The proceeds from the issuance of the euro notes are being used for general corporate purposes.  As of June 30, 2017, $536 million [€470 million] of euro notes were outstanding, with a negative weighted-average interest rate of 0.14%, and maturities generally less than three months.

42    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2017	2016
Balance, beginning of period	$270	$59
Expense, net	11	19
Settlements	(16)	(17)
Acquisition	—	172
Foreign exchange and other	2	4
Balance, March 31	267	237
Expense, net	14	12
Settlements	(18)	(14)
Foreign exchange and other	7	(2)
Balance, June 30	$270	$233

During the first quarter of 2016, a warranty obligation with an estimated fair value of $172 million was assumed as part of the GETRAG acquisition. Of this amount, $127 million relates to a pre-acquisition settlement agreement negotiated with a customer and a supplier for a specific performance issue.

10.       LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
Defined benefit pension plan and other	$2	$5	$5	$9
Termination and long service arrangements	7	7	14	15
Retirement medical benefit plan	1	1	1	1
	$10	$13	$20	$25

11.       CAPITAL STOCK

[a]         During the second and first quarters of 2017, the Company repurchased 8,504,409 and 2,324,640 shares under a normal course issuer bid for cash consideration of $383 and $100 million, respectively.

[b]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 10, 2017 were exercised or converted:

Common Shares	369,897,846
Stock options (i)	8,827,452
378,725,298

(i)      Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

Magna International Inc. Second Quarter Report 2017    43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2017	2016
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(1,131)	$(1,042)
Net unrealized gain	105	256
Repurchase of shares under normal course issuer bid	2	7
Balance, March 31	(1,024)	(779)
Net unrealized gain (loss)	242	(108)
Repurchase of shares under normal course issuer bid	10	6
Balance, June 30	(772)	(881)
Accumulated net unrealized loss on cash flow hedges (i)
Balance, beginning of period	(135)	(262)
Net unrealized gain	32	69
Reclassification of net loss to net income	33	36
Balance, March 31	(70)	(157)
Net unrealized gain (loss)	40	(11)
Reclassification of net loss to net income	23	35
Balance, June 30	(7)	(133)
Accumulated net unrealized loss on available-for-sale investments
Balance, beginning of period	—	(1)
Net unrealized gain (loss)	—	—
Balance, March 31	—	(1)
Net unrealized gain (loss)	—	—
Balance, June 30	—	(1)
Accumulated net unrealized loss on pensions (ii)
Balance, beginning of period	(185)	(165)
Net unrealized loss	—	(2)
Acquisition	—	(1)
Reclassification of net loss to net income	1	1
Balance, March 31	(184)	(167)
Acquisition	—	1
Reclassification of net loss to net income	1	1
Balance, June 30	(183)	(165)
Total accumulated other comprehensive loss	$(962)	$(1,180)

44    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.       ACCUMULATED OTHER COMPREHENSIVE LOSS (CONTINUED)

(i)            The amount of income tax benefit that has been netted in the accumulated net unrealized (loss) gain on cash flow hedges is as follows:

	2017	2016
Balance, beginning of period	$53	$97
Net unrealized loss	(12)	(24)
Reclassifications of net loss to net income	(14)	(14)
Balance, March 31	27	59
Net unrealized (loss) gain	(15)	6
Reclassifications of net loss to net income	(9)	(13)
Balance, June 30	$3	$52

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on pensions is as follows:

	2017	2016
Balance, beginning of period	$30	$31
Net unrealized loss	—	(2)
Balance, March 31	30	29
Reclassification of net loss to net income	—	(1)
Balance, June 30	$30	$28

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $22 million.

13.       FINANCIAL INSTRUMENTS

[a]   Financial assets and liabilities

The Company’s financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2017	2016
Trading
Cash and cash equivalents	$666	$974
Investment in asset-backed commercial paper	—	60
	$666	$1,034
Held to maturity investments
Severance investments	$3	$3
Loans and receivables
Accounts receivable	$7,014	$6,165
Long-term receivables included in other assets	259	229
	$7,273	$6,394

Magna International Inc. Second Quarter Report 2017    45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

	June 30,	December 31,
	2017	2016
Other financial liabilities
Bank indebtedness	$47	$8
Commercial paper	821	615
Long-term debt (including portion due within one year)	2,565	2,533
Accounts payable	5,709	5,430
	$9,142	$8,586
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$30	$12
Other assets	30	6
Other accrued liabilities	(46)	(134)
Other long-term liabilities	(17)	(61)
	$(3)	$(177)

[b]         Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
June 30, 2017
Assets	$60	$46	$14
Liabilities	$(63)	$(46)	$(17)
December 31, 2016
Assets	$18	$17	$1
Liabilities	$(195)	$(17)	$(178)

46    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable, short-term borrowings and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Commercial Paper

Due to the short period to maturity of the commercial paper, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

Term debt

The Company’s term debt includes $138 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our senior notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At June 30, 2017, the net book value of the Company’s Senior Notes was $2.40 billion and the estimated fair value was $2.47 billion, determined primarily using active market prices.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and six month periods ended June 30, 2017, sales to the Company’s six largest customers represented 81% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

Magna International Inc. Second Quarter Report 2017    47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At June 30, 2017, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells

For Canadian dollars
U.S. amount	327	(2,034)
euro amount	27	(13)
Korean won amount	26,300	—

For U.S. dollars
Peso amount	4,378	—
Korean won amount	16,885	—

For euros
U.S. amount	192	(183)
GBP amount	4	(61)
Czech Koruna amount	7,910	—
Polish Zlotys amount	362	(72)

Forward contracts mature at various dates through 2021. Foreign currency exposures are reviewed quarterly.

48    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]   In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based company which was a steering wheel manufacturer and in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their claim to add an additional remedy. In February 2016, a consent order was granted allowing the Plaintiffs to file a fresh statement of claim which includes an additional remedy and reduces certain aggravated and punitive damages claimed [the “Main Action”].  The fresh statement of claim alleges, among other things:

·    breach of fiduciary duty by the Company and two of its subsidiaries;

·    breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

·    the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement [the “Licence Agreement”], together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

·    inducement by the Company of a breach of the Licence Agreement by TRW;

·    a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

·    oppression by the defendants.

The plaintiffs are seeking, among other things, damages of approximately Cdn$2.56 billion in the Main Action. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery are expected to occur.

In April 2016, the Company filed a new claim against Centoco Holdings Limited and KS Centoco Ltd. seeking an order under the Ontario Business Corporations Act to wind-up the business and affairs of KS Centoco Ltd. and distribute its assets to the shareholders [the “Wind-Up Action”]. In June 2016, Centoco Holdings Limited and KS Centoco Ltd. filed a statement of defence and counterclaim in the Wind-Up Action alleging breach of fiduciary duty and bad faith performance of contractual obligations by the Company and two of its officers who were the Company’s representatives on KS Centoco Ltd.’s Board of Directors for a number of years [the “Centoco Counterclaim”]. Pursuant to the Centoco Counterclaim, Centoco Holdings Limited and KS Centoco Ltd. are claiming damages of approximately Cdn$1.8 billion.

Both actions will be tried together at a trial scheduled to commence on October 30, 2017. The claims and damages in the Centoco Counterclaim substantially duplicate those described in the Main Action and, as a result, the Company believes that there is no incremental liability due to the Centoco Counterclaim. The Company also believes it has valid defences to the claims made by Centoco Holdings Limited and KS Centoco Ltd. in both actions and therefore intends to continue to vigorously defend these two cases. Due to the nature of the claims made and potential damages alleged by Centoco Holdings Limited and KS Centoco Ltd., the Company is unable to predict the final outcome of these claims.

Magna International Inc. Second Quarter Report 2017    49

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       CONTINGENCIES (CONTINUED)

[b]         In September 2014, the Conselho Administrativo de Defesa Economica, Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products.  Proceedings of this nature can often continue for several years. Where wrongful conduct is found, the relevant antitrust authority can, depending on the jurisdiction, initiate administrative or criminal legal proceedings and impose administrative or criminal fines or penalties taking into account several mitigating and aggravating factors.  At this time, management is unable to predict the duration or outcome of the Brazilian investigation.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has substantially completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

In the event of an antitrust violation, Magna could be subject to fines, penalties, restitution settlements and civil, administrative or criminal legal proceedings and other consequences, including reputational damage.

[c]          In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 9]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, and with respect to our powertrain systems programs, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s [or the Company’s] warranty experience.

50    Magna International Inc. Second Quarter Report 2017

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       SEGMENTED INFORMATION

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income and adding back income taxes, interest expense, net, and other expense, net.

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income before income taxes:

	Three months ended June 30, 2017				Three months ended June 30, 2016
	Total sales	External sales	Adjusted EBIT [ii]	Fixed assets, net	Total sales	External sales	Adjusted EBIT [ii]	Fixed assets, net
North America
Canada	$1,821	$1,656		$754	$1,777	$1,642		$700
United States	2,506	2,446		1,514	2,551	2,473		1,501
Mexico	1,423	1,246		1,051	1,305	1,180		900
Eliminations	(380)	—		—	(316)	—		—
	5,370	5,348	$538	3,319	5,317	5,295	$544	3,101

Europe
Western Europe (excluding Great Britain)	3,091	2,841		2,160	2,834	2,751		1,788
Great Britain	148	147		141	189	188		127
Eastern Europe	649	576		617	591	517		526
Eliminations	(261)	—		—	(102)	—		—
	3,627	3,564	145	2,918	3,512	3,456	196	2,441
Asia	681	634	74	687	620	580	51	765
Rest of World	135	135	1	58	111	111	(5)	63
Corporate and Other [i]	(129)	3	18	442	(117)	1	3	400
Total reportable segments	$9,684	$9,684	$776	7,424	$9,443	$9,443	$789	6,770
Current assets				11,179				10,557
Investments, intangible assets, goodwill, deferred tax assets and other assets				5,646				5,259
Consolidated total assets				$24,249				$22,586

Magna International Inc. Second Quarter Report 2017    51

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.  SEGMENTED INFORMATION (CONTINUED)

	Six months ended June 30, 2017				Six months ended June 30, 2016
	Total sales	External sales	Adjusted EBIT [ii]	Fixed assets, net	Total sales	External sales	Adjusted EBIT [ii]	Fixed assets, net
North America
Canada	$3,617	$3,296		$754	$3,411	$3,151		$700
United States	5,132	5,004		1,514	5,035	4,849		1,501
Mexico	2,757	2,410		1,051	2,586	2,351		900
Eliminations	(753)	—		—	(635)	—		—
	10,753	10,710	$1,095	3,319	10,397	10,351	$1,033	3,101

Europe
Western Europe (excluding Great Britain)	5,716	5,368		2,160	5,434	5,263		1,788
Great Britain	301	300		141	382	380		127
Eastern Europe	1,333	1,183		617	1,131	991		526
Eliminations	(379)	—		—	(193)	—		—
	6,971	6,851	332	2,918	6,754	6,634	357	2,441
Asia	1,321	1,229	150	687	1,245	1,164	102	765
Rest of World	263	263	1	58	192	192	(16)	63
Corporate and Other [i]	(252)	3	29	442	(245)	2	11	400
Total reportable segments	$19,056	$19,056	$1,607	7,424	$18,343	$18,343	$1,487	6,770
Current assets				11,179				10,557
Investments, intangible assets, goodwill, deferred tax assets and other assets				5,646				5,259
Consolidated total assets				$24,249				$22,586

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Net income to Adjusted EBIT:

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Net income	$574	$561	$1,171	$1,064
Add:
Interest expense, net	11	22	30	45
Other expense, net	3		9	—
Income taxes	188	206	397	378
Adjusted EBIT	$776	$789	$1,607	$1,487

16.       SUBSEQUENT EVENT

Normal Course Issuer Bid

Subsequent to June 30, 2017, the Company purchased for cancellation 2,669,638 Common Shares under an existing normal course issuer bid for cash consideration of $126 million through a pre-defined automatic securities purchase plan with a designated broker.

52    Magna International Inc. Second Quarter Report 2017

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States — Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                                                         MG

The New York Stock Exchange                       MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.